UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby communicates the following:

INSIDE INFORMATION

The Board of Directors of BBVA has resolved the payment of a cash interim dividend of euro 0.29 (gross) per share on account of the 2024 dividend, to be paid on 10 October 2024.

The main characteristics of the payment agreed are detailed below:

Gross dividend per share: euro 0.29

Net dividend per share: euro 0.2349 (withholding tax rate of 19%)

Last trading date: 7 October 2024

Ex-dividend date: 8 October 2024

Record date: 9 October 2024

Payment date: 10 October 2024, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR makes available to them.

Madrid, 26 September 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 26, 2024	By:	/s/ Gloria Couceiro Justo
	Name:	Gloria Couceiro Justo
	Title:	Global Head of Financial Planning, Business Performance, Capital and Cost & Investment Management